UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 12, 2021

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed in the Current Report on Form 8-K filed by Farmers National Banc Corp. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 23, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) on June 22, 2021, by and among the Company, Cortland Bancorp. (“Cortland”), and FMNB Merger Subsidiary IV, LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Cortland will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger, and The Cortland Savings and Banking Company, the banking subsidiary of Cortland (“Cortland Bank”) will merge with and into The Farmers National Bank of Canfield, the national banking subsidiary of the Company (“Farmers Bank”).

On October 12, 2021, the Company entered into an Amendment to Agreement and Plan of Merger, by and among the Company, Cortland and Merger Sub (the “Amendment”) to permit the merger of the Cortland Bank 401(k) Plan (the “Cortland 401(k) Plan”) with the Company’s 401(k) Retirement Savings Plan. Upon the terms and subject to the conditions of the Amendment, the parties agreed to amend Section 6.5(d) of the Merger Agreement to (i) remove the requirement for Cortland or Cortland Bank to terminate the Cortland 401(k) Plan and (ii) to freeze eligibility for new participants immediately prior to the effective time of the Merger and the accounts of all participants and beneficiaries in the Cortland 401(k) Plan to become fully vested as of that date. Employees of Cortland and its subsidiaries who participate in the Cortland 401(k) Plan at the effective time of the Merger will continue to participate in the Cortland 401(k) Plan until such employees are permitted to participate in the Company’s 401(k) Retirement Savings Plan.

Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect as originally executed on June 22, 2021. The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Important Additional Information About the Merger.

In connection with the proposed Merger, the Company has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Cortland and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The joint proxy statement/prospectus included in the Registration Statement on Form S-4 should not be read alone, but should be read in conjunction with the other information regarding the Company, Cortland and the proposed Merger that is contained in, or incorporated by reference into, the Registration Statement on Form S-4.

SHAREHOLDERS OF CORTLAND AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE EFFECTIVE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY HAS FILED OR MAY FILE WITH

THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CORTLAND, AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.farmersbankgroup.com or may be obtained from the Company by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The respective directors and executive officers of the Company and Cortland and other persons may be deemed to be participants in the solicitation of proxies from Cortland shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of the Company is available in its proxy statement filed with the SEC on March 12, 2021 in connection with its 2021 Annual Meeting of Shareholders. Information regarding directors and executive officers of Cortland is available on its website at www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and will be contained in other relevant materials to be filed with the SEC when they become available.

Safe Harbor Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not statements of historical fact, but rather statements based on the Company’s current expectations, beliefs and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, its intended results and future performance, the economy and other future conditions. Forward-looking statements are preceded by terms such as “will,” “would,” “should,” “could,” “may,” “expect,” “estimate,” “believe,” “anticipate,” “intend,” “plan” “project,” or variations of these words, or similar expressions.

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Numerous uncertainties, risks, and changes could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate Cortland and The Cortland Savings and Banking Company, the banking subsidiary of Cortland (“Cortland Bank”) in accordance with expectations; deviations from performance expectations related to Cortland and Cortland Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the SEC including the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Quarterly Reports on Form 10-Q. Such reports are available on the Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at https://www.farmersbankgroup.com under the “Investor Relations” section.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on the Company’s behalf. The Company assumes no obligation to update any forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Amendment to Agreement and Plan of Merger by and among Farmers National Banc Corp., Cortland Bancorp, and FMNB Merger Subsidiary IV, LLC, dated as of October 12, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: October 18, 2021

Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”) is hereby made and entered into as of October 12, 2021, by and among Cortland Bancorp, an Ohio corporation (“Company”), Farmers National Banc Corp., an Ohio corporation (“Purchaser”), and FMNB Merger Subsidiary IV, LLC, an Ohio limited liability company and wholly-owned subsidiary of Purchaser (“Merger Sub”). Reference is made to that certain Agreement and Plan of Merger, dated as of June 22, 2021, by and among Company, Purchaser and Merger Sub (the “Merger Agreement”).

WHEREAS, pursuant to Section 8.4 of the Merger Agreement, the parties may amend the Merger Agreement by action taken or authorized by their respective boards of directors, provided such amendment is set forth in a written instrument signed on behalf of each of the parties; and

WHEREAS, the parties have agreed to merge the Company 401(k) Plan with Purchaser’s 401(k) plan and amend the requirements set forth in Section 6.5(d) of the Merger Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.    Capitalized Terms. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Merger Agreement.

2.    Amendment to the Merger Agreement. The Merger Agreement is hereby amended by deleting Section 6.5(d) of the Merger Agreement in its entirety and replacing Section 6.5(d) with the following:

(d)    Company or Company Bank, as the case may be, shall adopt such resolutions of its Board of Directors and take such other action as Purchaser may reasonably request to cause The Cortland Savings and Banking Company 401(k) Plan (the “Company 401(k) Plan”) to be frozen for new participants immediately prior to the Effective Time and the accounts of all participants and beneficiaries in the Company 401(k) Plan to become fully vested as of that date. Employees of Company and its Subsidiaries who participate in the Company 401(k) Plan at the Effective Time shall continue to participate in the Company 401(k) Plan until such Employees are permitted to participate in the Purchaser’s 401(k) Plan. All other Employees of Company and its Subsidiaries will become eligible to participate in Purchaser’s 401(k) Plan, in accordance with the terms of that plan, as of the Effective Time.

3.     Effect of Amendment. Other than as specifically set forth herein, all other terms and provisions of the Merger Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect. All references in the Merger Agreement to “this Agreement” shall be deemed references to the Merger Agreement as amended by this Amendment.

4.    Further Assurances. Each party hereto agrees, upon the reasonable request of any other party (and at such other party’s expense), to make, execute and deliver any and all documents or instruments of any kind or character, and to perform all such other actions, that may be reasonably necessary or proper to effectuate, confirm, perform or carry out the terms or provisions of this Amendment.

5.    Incorporation by Reference. Sections 8.4, 8.5, 9.4, 9.5, 9.6, 9.7, 9.8, 9.10, 9.11 of the Merger Agreement are hereby incorporated herein by reference and shall apply as if fully set forth herein mutatis mutandis.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

FARMERS NATIONAL BANC CORP.

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President and Chief Executive Officer

FMNB MERGER SUBSIDIARY IV, LLC

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

CORTLAND BANCORP

/s/ James M. Gasior
Name:	James M. Gasior
Title:	President & Chief Executive Officer

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